June 2, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spark Networks, Inc.

Definitive Additional Materials on Schedule 14A

Filed by Osmium Partners, LLC et al.

Filed May 20, 2014

File No. 001-32750

Dear Mr. Orlic:

Set forth below is the response to the comment that was provided by the Commission’s staff to our client, Osmium Partners, LLC and the other participants in the solicitation (collectively, “Osmium” or the “Participants”), by your letter dated June 2, 2014 (the “Comment Letter”), regarding the above-referenced filing (the “Presentation”). The Participants previously filed a definitive proxy statement on Schedule 14A with the Commission on May 1, 2014 (the “Proxy Statement”), and filed a supplement to such Proxy Statement with the Commission on May 28, 2014. Further, the Participants responded to the May 23, 2014 and May 28, 2014 comments of the Commission’s staff in letters dated May 28, 2014 and May 29, 2014, respectively. Capitalized terms not otherwise defined herein have the meaning as set forth in the Proxy Statement.

The text of the comment in the Comment Letter is included in Osmium’s response for your reference.

Why Change Is Needed, page 16

Comment 1. We note the response to prior comment 1. Without agreeing or disagreeing with the beneficial ownership analysis contained in the response, we continue to believe that you should disclose the information presented in the table on page 2 of your response letter dated May 27, if any future filings contain the statement that each Osmium Nominee alone has more capital at risk than the entire board and management combined. Security holders should be able to gauge the extent to which each Osmium Nominee’s capital a risk exceeds that of the entire board and management combined.

Response: Osmium confirms, as requested in the Comment Letter, that it will specify in future filings that where it asserts that each Osmium Nominee alone has more capital at risk than the entire board and management combined, it will disclose the outstanding shares of common stock (exclusive of options) held directly or indirectly by the Osmium Nominees.

Crowell & Moring LLP ¡ www.crowell.com ¡ Washington, DC ¡ New York ¡ San Francisco ¡ Los Angeles ¡ Orange County ¡ Anchorage ¡ London ¡ Brussels

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If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to Osmium, at 415-365-7448 or via email at mindick@crowell.com.

Sincerely,

/s/ Murray A. Indick

Murray A. Indick

cc:	John H. Lewis, Osmium Partners, LLC

Enclosures